February 10, 2009

William Thompson, Branch Chief
Adam Phippen, Staff Accountant
Securities and Exchange Commission
100 F. Street, N.E.
Washington D.C.  20549

Re:	MIP Solutions, Inc.
Item 4.02 Form 8-K
Filed November 26, 2008
File No. 333-141927

Dear Messrs. Thompson and Phippen:

Thank your for your letter of December 1, 2008 concerning MIP Solutions, Inc. (the “Company”).  Below, please find the responses to your queries.  We have also filed with the Securities and Exchange Commission a marked copy of the previously filed Form 8-K noting all of the requested changes and explanations.

1.    After a discussion with the Board of Directors and the auditors, the Company’s management team concluded on November 14, 2008 that its previously issued financial statements relied upon for the Form 10-KSB filing for the period ended December 31, 2007, as filed with the Securities and Exchange Commission on March 31, 2008, could no longer be relied up.  This realization also affected the financial statements contained in the previously filed Form 10-Q statements for the periods ending March 31, 2008 and June 30, 2008.

2.    These now-unreliable financial statements were erroneous due to a failure of the Company to recognize a license fee payable and a license fee asset.  This error has since been corrected on the Company’s current Form 10-Q as filed with the Security and Exchange Commission on November 19, 2008.  This error resulted in a failure to account for an additional $80,000 in both the license fee payable and the license fee asset for the period ending December 31, 2007.  The now-corrected financial statements reflect an increase in both license fee payable and the license fee asset by $80,000.  There was no change in either net loss or stockholders’ equity during this period as a result of the change in financial statements in any of the discussed reporting periods.  Due to the change in license fee payable and license fee asset, the Company’s Form 10-Q for the period ending March 31, 2008 was incorrect.  The corrected financial statements, included in the current Form 10-Q, as filed with the Securities and Exchange Commission on November 19, 2008, reflect a $10,000 increase in both license fee payable and license fee asset.  The financial statements for the period ending June 30, 2008 were also incorrect as a result of the incorrect December 31, 2007 financial statements.  The June 30, 2008 financial statements were also corrected in the current Form 10-Q filed with the Securities and Exchange Commission on November 19, 2008.  The correction is reflected by a $10,000 increase in both license fee payable and license fee asset.  In addition to the above mentioned errors, the Company also discovered that they had failed to recognize an issuance of common stock for services, an error which was corrected in the current Form 10-Q filed with the Securities and Exchange Commission on November 19, 2008.  The result of this correction was to increase consulting expenses by $61,000, increase common stock by $100, increase additional paid in capital by $60,900 and increase the net loss and accumulated deficit by $61,000.  Although these amounts were overlooked in the previous financial statements, the accounting procedures and policies of the Company still comply with the US GAAP accounting standards because the accounting methods and procedures used were correct and the items in question were simply overlooked.

William Thompson, Branch Chief
Adam Phippen, Staff Accountant
Securities and Exchange Commission
February 10, 2009

________________________________

3.    The licensing asset has been valued to have a useful lifetime of 13.3 years.  To reach this valuation, the Company averaged the remaining useful life of all underlying patents to the license agreement.  Amortization of the license asset will commence upon the first commercial sale of any products related to the licensing asset.  As no sales relating to the licensing asset have yet occurred, no amortization expenses have been recognized.

The Company recognizes that although the obligation related to Amendment #3 of its License Agreement with JHU/APL effective December 27, 2007 was disclosed under NOTE 7 - COMMITMENTS AND CONTINGENCIES of the Form 10-KSB filed with the Securities and Exchange Commission on March 31, 2008, the financial statements did not properly reflect the effect of the amendment.  Since the responsibility for the adequacy and accuracy of the disclosures made in any securities filings is that of the Company, it has made the corrections to the financial statements based upon recommendations of the Company’s bookkeeper and auditor.  Further, Security and Exchange Commission staff comments or changes to Company disclosures in response to staff comments does not foreclose the Commission from taking any action with respect to the filing.  Lastly, the Company understands that it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

For your convenience and to help expedite review, please see the attached marked copy of the revised current report on Form 8-K which will be filed with the Securities and Exchange Commission on December 19, 2008.

William Thompson, Branch Chief
Adam Phippen, Staff Accountant
Securities and Exchange Commission
February 10, 2009

________________________________

Please feel free to contact the undersigned if you should have any questions.

Sincerely,

/s/ Jeffery Lamberson
President
MIP Solutions, Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 8-K/A

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  January 9, 2009 (November 21, 2008)

MIP SOLUTIONS, INC.
(Exact name of Registrant as specified in its charter)

Nevada	333-141927	20-4047619
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2060 Stockman circle Folsom Ca 95630
	(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:  (509) 279-6755

421 West Wakara Suite 203 Salt Lake City, UT 84108
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐           Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐           Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐           Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐           Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.02                      Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

 On November 14 2008, the Company’s current management team, following discussions with its Board of Directors and its auditors, concluded that the previously filed audited financial statements and other financial information as of and for the year ended December 31, 2007, issued with the Company’s Form 10-KSB filed with the Commission on March 31, 2008 should no longer be relied upon. Additionally, the previously filed reviewed financial statements and other financial information as of and for the periods ended March 31, 2008 and June 30, 2008, as filed on quarterly report Form 10-Qs with the Securities and Exchange Commission on May 15, 2008 and August 14, 2008, respectively, should no longer be relied upon.

The Company’s financial statements dated March 31, 2008, also contained an error in the recognition of a license fee payable and license fee asset.  The error was corrected in the Company’s quarterly report on Form 10-Q filed with the Commission on November 19, 2008.  The effect of the correction was to increase license fee payable by $10,000 and to increase license fee asset by $10,000.

The Company’s financial statements dated June 30, 2008 also contained an error in the recognition of a license fee payable and license fee asset, which was corrected in the Company’s quarterly report on Form 10-Q filed with the Commission on November 19, 2008.  The effect of the correction was to increase license fee payable by $10,000 and to increase license fee asset by $10,000.

Additionally, the Company failed to recognize an issuance of common stock for services, which was also corrected in the Company’s quarterly report on Form 10-Q filed with the Commission on November 19, 2008.  The effect of this correction was to increase consulting expense by $61,000, increase common stock by $100, increase additional paid in capital by $60,900, and increase the net loss and accumulated deficit by $61,000.

Finally, in the Company’s financial statements dated December 31, 2007, the Company failed to recognize a license fee payable and license fee asset, which error was corrected in the Company’s quarterly report on Form 10-Q filed with the Commission on November 19, 2008.  The effect of this correction was to increase license fees payable by $80,000 and to increase the Company’s license fee assets by $80,000 at December 31, 2007, March 31, 2008 and June 30, 2008.  There was no change to net loss, or stockholders equity as a result of this correction in any of the foregoing periods.  The useful life of the licensed asset has been determined to be 13.3 years; the useful life was determined by using an average remaining useful life of the patents underlying the license.  Amortization of the asset is to commence upon the first commercial sale of product related to the license asset, since this has not occurred no amortization expense has been recognized.

Owing to the above mentioned corrections, the Company will restate the audited financial statements as of and for the year ended December 31, 2007 by filing amendments to the Form 10-KSB for the year ended December 31, 2007 and to the Forms 10-Q for the periods ended March 31, 2008 and June 30, 2008 as soon as practicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form 8-K to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 9, 2008	MIP SOLUTIONS, INC.

	By:	/s/ Jeffery Lamberson
Jeffery Lamberson
President